24 September 2002

02 OCT -2 AM 10:50

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02055141

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Enc.

dlw 10/3

Announcement Body Information:

On 24 September 2002 the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 10,281,902 shares, representing 2.99% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com